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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                               Allin Corporation
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                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)



                                  019924 10 9
                             --------------------
                                (CUSIP Number)

                                        Copy to:

Thomas D. Wright                        Bryan D. Rosenberger, Esq.
381 Mansfield Avenue                    Eckert Seamans Cherin & Mellott, LLC
Suite 500                               44th Floor, 600 Grant Street
Pittsburgh, PA 15220                    Pittsburgh, PA 15219
(412) 928-8800                          (412) 566-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 15, 2002
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                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]
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                                 SCHEDULE 13D


CUSIP No. 019924 10 9

1.   Name of Reporting Person: Thomas D. Wright
     I.R.S. Identification No.: ###-##-####

2.   Check the Appropriate Box if a Member of a Group       (a)  [_]
                                                            (b)  [_]

3.   SEC Use Only

4.   Source of Funds: OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                     [_]

6.   Citizenship or Place of Organization:  United States

Number of               7.  Sole Voting Power:               649,954 (1)
 Shares
Beneficially            8.  Shared Voting Power:                  -0-
 Owned by
   Each                 9.  Sole Dispositive Power:          649,954 (1)
Reporting
 Person                10.  Shared Dispositive Power:             -0-
  With

11.  Aggregate Amount Beneficially Owned by Each             649,954 (1)
     Reporting Person:

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                     [_]

13.  Percent of Class Represented by Amount in Row (11):         8.6% (1)

14.  Type of Reporting Person:  IN

_________________________
(1)  See response to Item 5.
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          This statement amends Items 3, 4 and 5 of the Schedule 13D of Thomas
D. Wright (the "Reporting Person") dated November 6, 1996, as amended by Amendment No. 1 thereto dated January 2, 1998, Amendment No. 2 thereto dated December 31, 1998, Amendment No. 3 thereto dated December 29, 2000 and Amendment No. 4 thereto dated February 2, 2001 (as so amended, the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On April 15, 2002, the Reporting Person acquired indirect beneficial ownership of additional equity securities of the Company when Rosetta Capital Partners, LP, a Pennsylvania limited partnership ("Rosetta Capital Partners"), purchased in a private transaction with funds contributed by its partners 250 shares of the Company's Series F Convertible Redeemable Preferred Stock (the "Series F Preferred Stock") and 53,333 shares of Common Stock for an aggregate purchase price of $50,000, allocated as $178.67 per share of Series F Preferred Stock and $0.10 per share of Common Stock. The Reporting Person is the majority owner and manager of Rosetta Capital, LLC, a Pennsylvania limited liability company and the general partner of Rosetta Capital Partners.

ITEM 4.  PURPOSE OF TRANSACTION.

          The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

          The Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.
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          The Reporting Person, without the consent of the Company, may purchase or sell shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series D Preferred Stock and Series G Preferred Stock he holds into shares of Common Stock, to exercise the Warrants he holds for Common Stock and to cause Rosetta Capital Partners to convert the shares of Series F Preferred Stock it holds into shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

          The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding as reported in the Company's annual report on Form 10-K for the year ended December 31, 2001.

          The 200 shares of Series D Preferred Stock held by the Reporting Person are convertible into 55,363 shares of Common Stock, the 10 shares of Series G Preferred Stock held by the Reporting Person are convertible into 285,714 shares of Common Stock, the 250 shares of Series F Preferred Stock held by Rosetta Capital Partners are convertible into 127,162 shares of Common Stock and the Warrants held by the Reporting Person are exercisable for 104,201 shares of Common Stock.

          The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 77,514 shares of Common Stock (including the 53,333 shares of Common Stock held by Rosetta Capital Partners), representing approximately 1.1% of the shares of Common Stock outstanding. Holders of the Series G Preferred Stock are entitled to 5,295 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding. Therefore, the 77,514 shares of outstanding Common Stock and the 10 shares of outstanding Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 1.7% of the combined voting power of the Company's outstanding voting capital stock.

          The Reporting Person may also be deemed to beneficially own the 55,363 shares of Common Stock into which the 200 shares of Series D Preferred Stock held by the Reporting Person may be converted, the 285,714 shares of Common Stock into which the 10 shares of Series G Preferred Stock held by the Reporting Person may be converted, the 127,162 shares into which the 250 shares of Series F Preferred Stock held by Rosetta Capital Partners may be converted and the 104,201 shares of Common Stock for which the Warrants held by the Reporting Person may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 649,954 shares of Common Stock representing approximately 8.6% of the shares of Common Stock outstanding, assuming that the 55,363 shares of Common Stock issuable upon conversion of the Series D Preferred Stock, the 285,714 shares of Common Stock issuable upon conversion of the Series G Preferred Stock, the 127,162 shares of Common Stock issuable upon conversion of the Series F Preferred Stock and the 104,201 shares of Common Stock issuable upon exercise of the Warrants are currently issued and outstanding.
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          The shares being reported as beneficially owned by the Reporting
Person do not include 5,000 shares of Common Stock owned by the Reporting Person's spouse and 169,000 shares of Common Stock held by trusts of which such spouse is a trustee.

          The Reporting Person also owns 1,764.7059 shares of the Company's Series C Redeemable Preferred Stock, which are not convertible into shares of Common Stock.

          On April 15, 2002, Rosetta Capital Partners purchased in a private transaction 250 shares of Series F Preferred Stock for the purchase price of $178.67 per share and 53,333 shares of Common Stock for the purchase price of $0.10 per share. The Reporting Person effected no other transactions in Common Stock or other equity securities of the Company during the past 60 days.
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SIGNATURES.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 25, 2002                         By:    /s/ Thomas D. Wright
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      Date                                     Thomas D. Wright